Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

For the period ended
March 31, 2008
Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$(2,926)
Plus:
Fixed Charges (excluding capitalized interest)	89,710

Total Earnings	$86,784

Fixed Charges:
Interest expensed and capitalized	$89,017
Amortized premiums, discounts, and capitalized expenses related to indebtedness	47
An estimate of the interest component within rental expense	646

Total Fixed Charges	$89,710

Ratio of Earnings to Fixed Charges	(A)

Excluding Interest on Deposits Earnings:
Pre-tax income from continuing operations	$(2,926)
Plus:
Fixed Charges (excluding capitalized interest)	47,062

Total Earnings	$44,136

Fixed Charges:
Interest expensed and capitalized	$46,369
Amortized premiums, discounts, and capitalized expenses related to indebtedness	47
An estimate of the interest component within rental expense	646

Total Fixed Charges	$47,062

Ratio of Earnings to Fixed Charges	(A)

(A)	Due to the Company’s pre-tax loss the coverage ratio was less than 1:1. The Company would have had to generate additional earnings of $10.6 million for the quarter ended March 31, 2008.